2020
REPORT TO
SHAREHOLDERS
February 26, 2021

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	PREFACE		P. 3
2	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 3
3	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Our operations
	3.3	Competitive environment
4	STRATEGY AND OBJECTIVES		P. 10
5	OPERATING RESULTS		P. 12
	5.1	Overview
	5.2	Non-GAAP financial measures
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Summary of quarterly results
	5.6	Fourth quarter operating results
6	FINANCIAL CONDITION		P. 22
7	CASH FLOWS		P. 24
8	LIQUIDITY AND CAPITAL RESOURCES		P. 26
9	LEGAL PROCEEDINGS		P. 30
10	OUTLOOK		P. 30
11	FINANCIAL RISK MANAGEMENT		P. 31
12	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 38
13	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 40
14	DISCLOSURE CONTROLS AND PROCEDURES		P. 42
15	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 42
16	RISKS AND UNCERTAINTIES		P. 43
17	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 54
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 60
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 66
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 70

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended January 3, 2021 and December 29, 2019. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 3, 2021 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 26, 2021, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 24, 2021.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2020 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, “Outlook”, "Financial risk management", and "Risk and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;

GILDAN 2020 REPORT TO SHAREHOLDERS 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

GILDAN 2020 REPORT TO SHAREHOLDERS 4

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.0 OUR BUSINESS

COVID-19-related impacts and Back to Basics initiatives
On March 11, 2020, the World Health Organization declared the novel COVID-19 coronavirus as a pandemic. In order to limit the spread of the virus, governments and public health organizations around the world implemented various containment measures such as travel restrictions, mandated business closures, including retail stores and manufacturing operations, limits on public and private gatherings, and advised or required physical and social distancing measures. The impact of these restrictions and other factors led to a sharp decline in global economic activity. Debt and equity capital markets worldwide experienced significant volatility and weakness, and governments and central banks reacted with significant monetary and fiscal interventions to stabilize economic conditions. Consequently, starting in the second half of March 2020, the resulting economic impact of global measures to curtail the pandemic began to significantly negatively affect our business and results of operations. This resulted in a major reduction in sales for both our imprintables and retail channels. In addition, we incurred costs associated with the temporary shutdown of our global manufacturing operations and other COVID-related costs, as well as charges related to our Back to Basics initiatives in order to further reduce our cost base and strengthen our level of financial flexibility as we navigated through the impacts of the pandemic. As a result, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year, due to charges related to these actions and other COVID-19-related impacts. A detailed discussion of the economic impact of the COVID-19 pandemic on our business operations and financial results for 2020 is contained under Section 5 entitled “Operating Results” in this MD&A.

From the onset of the COVID-19 pandemic our priority was the health and safety of our employees, customers, suppliers, and other partners. In this regard, we took several actions to safeguard our stakeholders, while at the same time ensuring the continuity of the business. Concurrent with global government mandated private sector shut downs, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment.

Our sales were most negatively impacted during the second quarter of 2020 at the height of restrictions, down more than 70% compared to the prior year quarter due to the meaningful downturn in demand and customers reducing their inventory levels, particularly in the Company’s imprintables sales channels. As governments in North America and other regions of the world began easing restrictions in the latter part of the second quarter, we started to see some economic recovery and sell-through trends for our products started to rebound and continued to improve through the course of the year. We restarted production at our facilities towards the end of the second quarter with stringent safety protocols to protect our employees and progressively increased operating levels across our global manufacturing network in line with improving demand. However, we experienced production disruption at our Central American hub during the fourth quarter of 2020 as a result of the impact of two major hurricanes that affected the region in November. Facilities in certain locations were closed through November and part of December before we started to reopen and ramp back production. While our manufacturing was impacted both by the pandemic and the hurricanes during 2020, our distribution centres continued to be operational through the course of the year with capacity levels adjusted in line with demand.

From a liquidity perspective, we took swift and prudent measures to preserve cash and pre-emptively ensure that we were well-positioned to manage through the evolving COVID-related environment by deferring non-critical capital spend and discretionary expenses, securing an additional $400 million of long-term debt, and negotiating a 12-month covenant amendment to our existing credit agreements providing increased financial flexibility through the first quarter of 2021. Given the severity of the crisis and the uncertain economic outlook, in March 2020 the Company also suspended share repurchases and its quarterly cash dividend, starting for the first quarter of 2020. Due to actions undertaken during 2020, including generating strong free cash flow of $358 million, the Company ended 2020 with a strong available liquidity position of $1.56 billion as described in section 11.2 of this MD&A. While we remain committed in the longer-term to returning capital to shareholders through the payment of dividends and share repurchase programs, the Company's priority remains to position its external net debt leverage ratio within its historical target range of one to two times net debt to adjusted trailing twelve months EBITDA. As such, once we achieve this level we expect that our Board will review capital return policies.

The Company also implemented various workforce actions during 2020, including temporary pay reductions affecting our Board of Directors and senior management and staff teams, as well as employee furloughs. In addition, further cost measures were taken through workforce reductions affecting approximately 6,000 manufacturing employees and approximately 380 of our selling, general and administrative (SG&A) employee base.

GILDAN 2020 REPORT TO SHAREHOLDERS 5

MANAGEMENT'S DISCUSSION AND ANALYSIS

While efforts related to our Back to Basics strategy to simplify and optimize our business operations positioned us well operationally and financially as we entered the COVID-19 crisis, starting in the second quarter we accelerated a number of Back to Basics initiatives to further reduce our cost base and strengthen our level of financial flexibility to navigate through the pandemic. These actions included changes to our pricing, additional stock-keeping unit (SKU) rationalization of our imprintables and retail product offerings, the closure of a yarn-spinning facility, as well as headcount reductions as previously discussed. A detailed discussion of the impact of these actions on the Company's financial results for fiscal 2020 is contained under Section 5 entitled “Operating Results” in this MD&A.

Notwithstanding the positive impact of these actions and the level of economic recovery observed so far, we remain cautious about the outlook given the evolution of the COVID-19 pandemic and ongoing restrictions on social gatherings. Further, while our supply chain is stable and we are ramping production back up from the fourth quarter hurricane impacts, the risk of COVID-19 disruption remains. However, we believe that the progress we have made in driving our Back to Basics strategy will continue to strengthen our financial and operational flexibility. The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit, and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of this MD&A.

3.1 Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters or embellishers in North America, Europe, Asia-Pacific and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and on-line retailers that sell directly to consumers through their physical stores and/or e-commerce platforms. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer are at the heart of what we do. More than 90% of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical-integration of our supply chain and the above industry average capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations
3.2.1 Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers.

GILDAN 2020 REPORT TO SHAREHOLDERS 6

MANAGEMENT'S DISCUSSION AND ANALYSIS

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Anvil® by Gildan®, Alstyle®, Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(3), sheer panty hose(4), tights(4), and leggings(4)
Gildan®, Under Armour®(1), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(2), Therapy Plus®, All Pro®, Secret®(2), Silks®(2), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates	ladies' shapewear, intimates, and accessories	Secret®(2), Secret Silky®
(1) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(2) Kushyfoot® is a registered trademark in the U.S., Secret® and Silks® are registered trademarks in Canada.
(3) Applicable only to Therapy Plus® and MediPeds®.
(4) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, continue to drive an efficient and competitive cost structure and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity in some regions, while consolidating some of our higher-cost operations in other regions. Specifically, by the end of the first quarter of 2020, we had ramped down production and closed our textile and sewing operations in Mexico and started the process of relocating the equipment from these facilities to our operations within our global manufacturing network. Further, our plans include a significant expansion in manufacturing capacity in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international markets and support other key sales growth drivers. In light of the pandemic and its related impact on global economic activity, including our own business, we temporarily deferred non-critical capital investments during 2020 and delayed major spending towards manufacturing expansion, including the first phase of our Bangladesh project. The Company expects to resume plans for capital investment in this regard during 2021.

GILDAN 2020 REPORT TO SHAREHOLDERS 7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Genuine Responsibility®
Embedded in our long-term vision of 'Making Apparel Better®' is our commitment to operating responsibly and integrating sustainability into our business practices. This is rooted in the Company’s culture and has always been a key part of our business strategy and an important element of our success. Making Apparel Better® isn’t just about the quality of our products, it refers to every aspect of how we do business, including all interactions we have with our stakeholders; from employees, customers, and shareholders, to the communities and environments touched by our operations. It demonstrates our goal of doing business in the best possible way, with responsibility and integrity at our core, so that we can create value in everything that we do.

As one of the most vertically integrated manufacturers in the apparel industry, producing more than 90% of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our environmental, social and governance (ESG) practices consistently across our operations. Over the past two decades, we have developed our Genuine Responsibility® Corporate Responsibility program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and labour practices at each of our worldwide locations by creating a safe and ergonomic workplace, respecting freedom of association, empowering women at work, and providing competitive compensation and other benefits. Our efforts around conserving the environment and addressing climate change include investing and implementing innovative solutions that reduce the environmental impact of our operations and products throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate by investing in local economic development and promoting and providing support for education, active living, entrepreneurship, and environmental stewardship initiatives.

The Company’s Genuine Responsibility® program is overseen at the corporate head office, and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate who report to the Vice President of Corporate Citizenship. Understanding the important role that good governance plays in ensuring sound practices and transparent reporting, our Board of Directors’ Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues,

GILDAN 2020 REPORT TO SHAREHOLDERS 8

MANAGEMENT'S DISCUSSION AND ANALYSIS

including community engagement and stakeholder relations. Our management team provides a comprehensive report on corporate social responsibility and environmental matters to the Corporate Governance and Social Responsibility Committee at each of its quarterly meetings, highlighting key developments, issues, and risks in these areas.

We are proud of our accomplishments in the area of environmental, social and governance (ESG) practices. Below are some of our ESG highlights from 2020:

•Publication of our 16th annual ESG Report
•8th consecutive year of inclusion on the Dow Jones Sustainability Indices (DJSI), the only apparel manufacturer to be included in the DJSI North American index
•2nd consecutive year to place within the leadership band of CDP's 2020 Climate Change Report with a score of A-, well above the apparel sector average of C
•13th consecutive Corporate Social Responsibility (CSR) Seal from the Fundación Hondureña de Responsabilidad Social Empresarial (FUNDAHRSE) for the Company’s ESG work in Honduras
•Recognized in the Wall Street Journal’s new ranking of the Top 100 Most Sustainably Managed Companies, ranking 32nd overall and claiming second place among only three apparel companies included
•Temporarily moved some of our manufacturing towards the production of personal protective equipment (PPE), including masks and gowns to support government requests and shortages experienced during the pandemic
•In the wake of the aftermath of hurricanes Eta and Iota that impacted Central America we provided humanitarian aid to support employees and community members recover and rebuild, donating clothing, masks, emergency basic needs kits, and helping find shelter for those displaced from their homes
•Received “Silver Class” distinction in The Sustainability Yearbook 2021

We remain committed to furthering our efforts in the areas we have outlined as part of our Genuine Responsibility® program. Please visit www.genuineresponsibility.com for more information on our program and a more detailed discussion of our 2020 accomplishments in ESG.

3.2.4 Sales, marketing, and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated U.S. distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
During 2020, we continued to manage and align our operations with the evolving demand environment and in relation to our Back to Basics strategy, while taking into consideration the uncertainty related to the ultimate impact of the pandemic and the pace at which global economies would recover. Consequently, in 2020 we reduced our overall manufacturing workforce by approximately 6,000 employees and our SG&A workforce by approximately 380 employees.

We currently employ over 44,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment
The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically-integrated supply chain infrastructure that we have developed and in which we have made significant capital investments over time, are key competitive strengths and differentiators from our competition.

GILDAN 2020 REPORT TO SHAREHOLDERS 9

MANAGEMENT'S DISCUSSION AND ANALYSIS

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.

4.0 STRATEGY AND OBJECTIVES

We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

"Back to Basics" strategy
Over the last three years, we have been executing on initiatives tied to our “Back to Basics” strategy to simplify our business and optimize operations by removing complexity that had built up into our business over the years from acquisitions and other actions. We started to execute on elements of this strategy early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities and have continued to execute on other optimization initiatives over the last two years. Key elements of our Back to Basics strategy include: i) simplifying our product portfolio and rationalizing less productive styles or SKUs; ii) driving manufacturing cost advantage and flexibility by enhancing and optimizing our production capabilities through the consolidation of higher-cost textile, sock, and sewing operations within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. The main objective of our Back to Basics strategy is to bring renewed focus on what we do best. The strategy is also focused on leveraging our core competencies to drive our four main strategic growth drivers, higher margins and higher return on net assets.

4.1 North American imprintable brands
Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to consumers and small businesses. Furthermore, advancements in digital printing in terms of speed, affordability, and quality, as well as reduced barriers to entry as a result of lower set-up costs compared to traditional screenprinting, have created new opportunities for decorators and online players.

In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant share with the Gildan® brand becoming the leader in this category. By executing on elements of the Company’s Back to Basics strategy, including simplifying its SKU base, exiting-ship-to-the-piece business and focusing on leveraging its distributor network, the Company expects to be able to enhance service capabilities and further solidify its competitive positioning as it leverages its cost structure.

GILDAN 2020 REPORT TO SHAREHOLDERS 10

MANAGEMENT'S DISCUSSION AND ANALYSIS

In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products, which are essentially basics products manufactured with higher quality ring-spun cotton yarns and/or blended yarn fibres, with some styles featuring more fitted silhouettes, side-seam stitching, and stretch attributes. Although we have historically focused on growing and maintaining our leadership in the basics category, over the last few years, we have positioned ourselves to compete and gain share in this growing category of imprintables. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply, and we have invested in textile manufacturing equipment geared towards some of our fashion basics products. We also developed and acquired brands which we believe are well positioned to drive growth in this category. These brands include Gildan® Softstyle®, Gildan® Hammer™, Anvil® by Gildan®, American Apparel®, and the Gildan Performance® brand featuring products with moisture wicking and anti-microbial properties. We also offer garment-dyed activewear products through our Comfort Colors® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership in higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.

4.2 Retail brands
Gildan’s retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' sales platforms.

4.3 Private brands
In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply large retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label programs. We intend to pursue private label programs aligned with our operational and financial criteria, including product and SKU complexity and size of program, and financial return targets, among other considerations. We have also developed strong relationships with and are targeting to grow our sales as a supply chain partner to select leading global athletic and lifestyle brands for which we manufacture products but against which our brands do not compete directly. These customers market their brands through their own retail stores, online, and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have expanded to also selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4.4 International markets
We are pursuing further growth within the imprintables channels of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. We have plans to expand our manufacturing capacity in Bangladesh to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned new capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. In expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

GILDAN 2020 REPORT TO SHAREHOLDERS 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

5.1 Overview
This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended January 3, 2021 (fiscal 2020) and the fiscal year ended December 29, 2019 (fiscal 2019).

5.2 Non-GAAP financial measures
We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, net debt leverage ratio, and return on net assets (RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

GILDAN 2020 REPORT TO SHAREHOLDERS 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2020-2019		Variation 2019-2018
	2020	2019	2018	$	%	$	%

Net sales	1,981.3	2,823.9	2,908.6	(842.6)	(29.8)%	(84.7)	(2.9)%
Gross profit	249.1	704.5	806.0	(455.4)	(64.6)%	(101.5)	(12.6)%
Adjusted gross profit(1)	305.7	759.5	806.0	(453.8)	(59.7)%	(46.5)	(5.8)%
SG&A expenses	272.3	340.5	364.9	(68.2)	(20.0)%	(24.4)	(6.7)%
Impairment of trade accounts receivable	15.5	27.7	3.6	(12.2)	(44.0)%	24.1	n.m.
Restructuring and acquisition-related costs	48.2	47.3	34.2	0.9	1.9%	13.1	38.3%
Impairment of goodwill and intangible assets	94.0	—	—	94.0	n.m.	—	n.m.
Operating income (loss)	(180.8)	289.0	403.2	(469.8)	n.m.	(114.2)	(28.3)%
Adjusted operating income(1)	18.0	391.3	437.4	(373.3)	(95.4)%	(46.1)	(10.5)%
Adjusted EBITDA(1)	165.1	548.1	595.5	(383.0)	(69.9)%	(47.4)	(8.0)%
Financial expenses	48.5	39.2	31.0	9.3	23.7%	8.2	26.5%
Income tax (recovery) expense	(4.1)	(10.0)	21.4	5.9	(59.0)%	(31.4)	n.m.
Net earnings (loss)	(225.3)	259.8	350.8	(485.1)	n.m.	(91.0)	(25.9)%
Adjusted net earnings (loss)(1)	(36.3)	339.6	393.1	(375.9)	n.m.	(53.5)	(13.6)%
Basic EPS	(1.14)	1.27	1.66	(2.41)	n.m.	(0.39)	(23.5)%
Diluted EPS	(1.14)	1.27	1.66	(2.41)	n.m.	(0.39)	(23.5)%
Adjusted diluted EPS(1)	(0.18)	1.66	1.86	(1.84)	n.m.	(0.20)	(10.8)%
Gross margin	12.6%	24.9%	27.7%	n/a	(12.3) pp	n/a	(2.8) pp
Adjusted gross margin(1)	15.3%	26.7%	27.7%	n/a	(11.4) pp	n/a	(1.0) pp
SG&A expenses as a percentage of sales	13.7%	12.1%	12.5%	n/a	1.6 pp	n/a	(0.4) pp
Operating margin	(9.1)%	10.2%	13.9%	n/a	(19.3) pp	n/a	(3.7) pp
Adjusted operating margin(1)	0.9%	13.8%	15.0%	n/a	(12.9) pp	n/a	(1.2) pp
Total assets	3,020.9	3,211.1	3,004.6	(190.2)	(5.9)%	206.5	6.9%
Total non-current financial liabilities	1,000.0	845.0	669.0	155.0	18.3%	176.0	26.3%
Net indebtedness(1)	577.2	862.4	622.3	(285.2)	(33.1)%	240.1	38.6%
Diluted weighted average number of common shares outstanding (in ‘000s)	198,361	204,609	211,708	n.m.	n.m.	n.m.	n.m.
Return on net assets (RONA)(1)	1.0%	13.3%	15.6%	n/a	(12.3) pp	n/a	(2.3) pp
Annual cash dividends declared per common share	0.154	0.536	0.448	(0.382)	(71.3)%	0.088	19.6%
Net debt leverage ratio(1)	3.5	1.6	1.0	n/a	n/a	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review
5.4.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2020-2019		Variation 2019-2018
	2020	2019	2018	$	%	$	%

Activewear	1,498.4	2,261.9	2,321.4	(763.5)	(33.8)%	(59.5)	(2.6)%
Hosiery and underwear(1)	482.9	562.0	587.2	(79.1)	(14.1)%	(25.2)	(4.3)%
Total net sales	1,981.3	2,823.9	2,908.6	(842.6)	(29.8)%	(84.7)	(2.9)%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The 29.8% net sales decline for fiscal 2020 reflected decreases of 33.8% in activewear and 14.1% in the hosiery and underwear category compared to 2019. The overall net sales decline in fiscal 2020 was largely volume-driven as a result of the significant adverse impact that the global COVID-19 pandemic has had on economic activity worldwide. The decrease in activewear sales was mainly attributable to lower unit sales due to the demand downturn combined with the impact of distributor inventory de-stocking in imprintables, unfavourable product-mix, and the impact of more aggressive pricing action taken in imprintables during the year primarily through promotional discounting. The overall sales decline in the hosiery and underwear category in fiscal 2020 also reflected the COVID-related impact on demand in retail channels of distribution, specifically lower demand in socks, partly offset by a 27.7% increase in underwear sales primarily driven by strong growth of private brand men’s underwear products.

Fiscal 2019 compared to fiscal 2018
The 2.9% net sales decline for the year ended December 29, 2019 was due to a 2.6% decrease in activewear sales and a 4.3% decline in the hosiery and underwear category compared to the prior year. The decrease in activewear sales for the fiscal 2019 was mainly driven by lower unit sales volumes in the imprintables channel both in North America and internationally, partly offset by higher sales of activewear in the retail channel, including private brands and strong sales in the craft channel, as well as favourable product-mix and higher net selling prices. Sales in the hosiery and underwear category were down $25.2 million over the prior year, as strong double-digit underwear sales growth driven by our new private brand men’s underwear program in mass, which also contributed to a favourable product-mix, was more than offset by lower unit sales of socks, including the impact of the exit of a sock program in the dollar channel.

5.4.2 Gross profit/margin and adjusted gross profit/margin

				Variation 2020-2019	Variation 2019-2018
(in $ millions, or otherwise indicated)	2020	2019	2018

Gross profit	249.1	704.5	806.0	(455.4)	(101.5)
Adjustment for:
Impact of strategic product line initiatives(1)	60.0	55.0	—	5.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	—	6.2	—
Net insurance gains(1)	(9.6)	—	—	(9.6)	—
Adjusted gross profit(1)	305.7	759.5	806.0	(453.8)	(46.5)
Gross margin	12.6%	24.9%	27.7%	(12.3) pp	(2.8) pp
Adjusted gross margin(1)	15.3%	26.7%	27.7%	(11.4) pp	(1.0) pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties, as well as net insurance gains as described in note 16c to the audited consolidated financial statements as at and for the year ended January 3, 2021. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

GILDAN 2020 REPORT TO SHAREHOLDERS 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2020 compared to fiscal 2019
The $455.4 million decrease in gross profit over the prior year reflects the significant decrease in net sales and a 12.3 percentage point decline in gross margin, which were both due to the impact of the global economic downturn that transpired from the effects of the COVID-19 pandemic which negatively impacted both sales and cost of sales. The gross margin decrease also reflected the impact of the costs and charges associated with actions taken to accelerate a number of Back-to-Basics initiatives, including charges relating to the Company’s strategic product line initiatives. Costs and charges relating to the economic downturn and the acceleration of Back-to-Basics initiatives primarily included the incurrence of unabsorbed fixed manufacturing costs while manufacturing capacity was idle of $108.4 million, inventory provisions of $108.1 million (including $61.4 million for strategic product line initiatives and the discontinuance of PPE), as well as charges related to the exit of excess commodity derivative hedges and cotton commitments of $20.7 million. Additionally, the gross margin decline reflected the impact of unfavourable product-mix and higher promotional discounting in the imprintables channel, partly offset by lower raw material costs compared to the prior year and a net insurance gain of $9.6 million recognized in the fourth quarter of fiscal 2020. The insurance gain consisted of insurance recoveries accrued to date net of costs incurred due to the impact of the hurricanes that hit Central America in November and affected our business operations. As the Company continues to assess the full impact of the hurricanes on its business operations, it expects to recognize additional insurance recoveries in fiscal 2021. Before reflecting inventory charges related to our strategic product line initiatives in both years, as well as the inventory charge related to the discontinuance of PPE SKUs, and the net insurance gain in 2020, adjusted gross margin for fiscal 2020 was 15.3% compared to 26.7% in fiscal 2019 due to the same factors noted above.

Fiscal 2019 compared to fiscal 2018
The 280-basis point decrease in gross margin in fiscal 2019 over the prior year was mainly due to charges taken of $55.0 million in connection with the Company’s strategic product line initiative. Excluding these charges, adjusted gross margin for 2019 was 26.7%, down 100 basis points from the same period last year, mainly due to higher manufacturing costs, including higher raw material costs and inflationary pressures on other input costs, as well as unfavourable foreign exchange, which more than offset the benefit of higher net selling prices and more favourable product-mix.

5.4.3 Selling, general and administrative expenses

				Variation 2020-2019	Variation 2019-2018
(in $ millions, or otherwise indicated)	2020	2019	2018

SG&A expenses	272.3	340.5	364.9	(68.2)	(24.4)
SG&A expenses as a percentage of sales	13.7%	12.1%	12.5%	1.6 pp	(0.4) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The $68.2 million reduction in SG&A expenses in fiscal 2020 compared to fiscal 2019 was primarily as a result of lower compensation and volume-driven distribution costs, as well as the benefit of other cost containment efforts. The 160-basis point increase in SG&A expenses as a percentage of sales in fiscal 2020 compared to the prior year was due to a much lower sales base in 2020 due to the effects of the pandemic.

Fiscal 2019 compared to fiscal 2018
The $24.4 million decrease in SG&A expenses for fiscal 2019 and the 40-basis point improvement in SG&A as a percentage of sales compared to fiscal 2018 was primarily due to lower compensation expenses and the Company's continued focus on SG&A cost containment, including benefits stemming from distribution network consolidation.

5.4.4 Impairment of trade accounts receivable
Impairment of trade accounts receivable was $15.5 million in fiscal 2020 (2019 - $27.7 million, 2018 - $3.6 million).

Although we did not incur any significant customer-specific write-offs of trade accounts receivable, the impairment of trade accounts receivable for the year ended January 3, 2021 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic as described in note 6 to the audited consolidated financial statements as at and for the year ended January 3, 2021. Following the impairment of trade accounts receivable of $20.8 million in the first quarter of fiscal 2020 to reflect additional ECLs due to the COVID-19 economic impacts and uncertainties, an aggregate partial recovery in the impairment of trade accounts receivable of $5.3 million was recorded in the remainder of the fiscal year due to a decrease in accounts receivable trade balances. Impairment of trade accounts receivable for fiscal 2019 related primarily to the

GILDAN 2020 REPORT TO SHAREHOLDERS 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

aggregate impact of approximately $24 million from the receivership and liquidation of one of the Company's U.S. distributor customers and the bankruptcy of a retail customer.

5.4.5 Restructuring and acquisition-related costs

				Variation 2020-2019	Variation 2019-2018
(in $ millions)	2020	2019	2018

Employee termination and benefit costs	10.9	17.1	7.8	(6.2)	9.3
Exit, relocation and other costs	13.3	17.2	13.6	(3.9)	3.6
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities	23.9	13.1	12.4	10.8	0.7
Acquisition-related transaction costs	—	—	0.4	—	(0.4)
Restructuring and acquisition-related costs	48.1	47.4	34.2	0.7	13.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2020 related to the following: $22.5 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $10.8 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.4 million for SG&A workforce reductions; and $6.6 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14.2 million for the closure of textile manufacturing and sewing operations in Mexico; $7.3 million for the consolidation of sewing activities in Honduras; $7.0 million for the closure of a hosiery manufacturing plant in Canada; $9.9 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $4.8 million for the exit of ship-to-the-piece activities; and $4.1 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

5.4.6 Impairment of goodwill and intangible assets
Due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our hosiery cash-generating unit (CGU) of $94 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions, as described in note 10 to the audited annual consolidated financial statements for the year ended January 3, 2021.

GILDAN 2020 REPORT TO SHAREHOLDERS 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.7 Operating income and adjusted operating income

				Variation 2020-2019	Variation 2019-2018
(in $ millions, or otherwise indicated)	2020	2019	2018

Operating income (loss)	(180.8)	289.0	403.2	(469.8)	(114.2)
Adjustment for:
Restructuring and acquisition-related costs	48.2	47.3	34.2	0.9	13.1
Impairment of goodwill and intangible assets	94.0	—	—	94.0	—
Impact of strategic product line initiatives(1)	60.0	55.0	—	5.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	—	6.2	—
Net insurance gains(1)	(9.6)	—	—	(9.6)	—
Adjusted operating income(1)	18.0	391.3	437.4	(373.3)	(46.1)
Operating margin	(9.1)%	10.2%	13.9%	(19.3) pp	(3.7) pp
Adjusted operating margin(1)	0.9%	13.8%	15.0%	(12.9) pp	(1.2) pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The significant decline in operating income and adjusted operating income in fiscal 2020 compared to the prior year was mainly due to the decline in net sales and lower gross margin and adjusted gross margin, partly offset by the reduction in SG&A expenses. The impairment of goodwill and intangible assets related to our hosiery CGU also contributed to the decline in operating income.

Fiscal 2019 compared to fiscal 2018
The $114.2 million decrease in operating income for fiscal 2019 was primarily due to the impact of lower net sales, lower gross margins, the $24 million increase in impairment of trade accounts receivable, as well as higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives, offset in part by lower SG&A expenses. The $46.1 million decrease in adjusted operating income was due to the same factors excluding restructuring and acquisition-related costs and charges related to the Company's strategic product line initiative. The decline in operating margins and adjusted operating margin in fiscal 2019 was mainly due to lower gross margin and adjusted gross margin, as well as the higher trade receivable impairment charges in fiscal 2019.

5.4.8 Financial expenses, net

				Variation 2020-2019	Variation 2019-2018
(in $ millions)	2020	2019	2018

Interest expense on financial liabilities recorded at amortized cost	30.2	28.7	24.8	1.5	3.9
Bank and other financial charges	14.6	8.0	7.5	6.6	0.5
Interest accretion on discounted lease obligation	3.2	3.1	—	0.1	3.1
Interest accretion on discounted provisions	0.2	0.3	0.3	(0.1)	—
Foreign exchange loss (gain)	0.2	(0.9)	(1.5)	1.1	0.6
Financial expenses, net	48.4	39.2	31.1	9.2	8.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The increase in net interest expense in fiscal 2020 compared to fiscal 2019 was mainly due to higher average borrowing levels as described in section 8.2 of this MD&A, largely offset by lower effective interest rates on our long-term debt bearing interest at variable rates. The lower effective interest rates resulted from lower U.S. short-term interest rates partially offset by higher spreads added to the Company's U.S. LIBOR-based variable interest rate debt in connection with the amendments made to the revolving long-term bank credit facility and both term loan facilities as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”. The increase in bank and other financial charges in fiscal 2020 is due mainly to fees incurred in connection with the amendments made to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange losses and gains for fiscal 2020 and fiscal 2019 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

GILDAN 2020 REPORT TO SHAREHOLDERS 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2019 compared to fiscal 2018
The increase in net financial expenses in fiscal 2019 compared to fiscal 2018 was mainly due to higher interest expense as a result of slightly higher effective interest rates on our long-term debt bearing interest at variable rates, higher average borrowing levels, and the impact of interest accretion on discounted lease obligations recorded as a result of the initial adoption of IFRS 16, Leases. Foreign exchange gains for fiscal 2019 and fiscal 2018 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.4.9 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2020-2019	Variation 2019-2018
(in $ millions, or otherwise indicated)	2020	2019	2018

Earnings before income taxes	(229.4)	249.8	372.1	(479.2)	(122.3)
Income tax (recovery) expense	(4.1)	(10.0)	21.4	5.9	(31.4)
Average effective income tax rate	1.8%	n.m.	5.8%	n.m.	n.m.
n.m. = not meaningful
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The net income tax recoveries of $4.1 million in fiscal 2020 and $10.0 million in fiscal 2019 both reflected income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, income taxes in both years include income tax recoveries relating to restructuring and acquisition-related costs and strategic product line initiatives, and for fiscal 2020, also includes a tax recovery relating to the impairment charge of goodwill and intangible assets. Excluding these aforementioned income tax recoveries, the income tax expense was $5.7 million for fiscal 2020 as compared to $12.5 million for fiscal 2019. The lower income tax expense, excluding special income tax recoveries in both years, was due to the net loss incurred in fiscal 2020. Notwithstanding the consolidated net loss for the year, the Company has incurred income tax expenses in certain subsidiaries that had taxable income for fiscal 2020 and are in higher income tax rate jurisdictions.

The income tax recoveries in fiscal 2020 related to the re-recognition of previously de-recognized deferred income tax assets, restructuring and acquisition-related costs and strategic product line initiative costs, and the impairment charge of goodwill and intangible assets were $5.2 million (2019 - $19.2 million), $2.9 million (2019 - $3.3 million), and $1.7 million (2019 - nil), respectively.

Fiscal 2019 compared to fiscal 2018
The income tax recovery of $10.0 million in fiscal 2019 compared to an income tax expense of $21.4 million in fiscal 2018 was mainly due to deferred tax adjustments in both years as well as recoveries related to restructuring and acquisition-related costs. In fiscal 2019, the Company reassessed the recoverability of its deferred income tax assets in the U.S., resulting in a recovery of $19.2 million from the re-recognition of previously de-recognized deferred income tax assets that we expect to recover. The fiscal 2018 income tax expense included a $6.1 million deferred tax expense for a portion of the same deferred tax assets that were no longer probable of being realized at that time, and $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates primarily to reflect the impact of the changes in the U.S. statutory federal corporate income tax rate that took effect at the beginning of 2018. Tax recoveries related to restructuring and acquisition-related costs and the charges for the strategic product line initiative were $3.3 million in fiscal 2019, compared to tax recoveries of $0.1 million in fiscal 2018. Excluding the impact of the aforementioned adjustments to deferred income tax expense in both years, and excluding the impact of restructuring and acquisition-related costs and the charges for the strategic product line initiative, the average effective income tax rate for fiscal 2019 was 3.5% as compared to 3.3% in fiscal 2018.

GILDAN 2020 REPORT TO SHAREHOLDERS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.10 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

				Variation 2020-2019	Variation 2019-2018
(in $ millions, except per share amounts)	2020	2019	2018

Net earnings (loss)	(225.3)	259.8	350.8	(485.1)	(91.0)
Adjustments for:
Restructuring and acquisition-related costs	48.2	47.3	34.2	0.9	13.1
Impairment of goodwill and intangible assets	94.0	—	—	94.0	—
Impact of strategic product line initiatives(1)	60.0	55.0	—	5.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	—	6.2	—
Net insurance gains(1)	(9.6)	—	—	(9.6)	—
Income tax (recovery) expense relating to the above-noted adjustments	(4.6)	(3.3)	—	(1.3)	(3.3)
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(1)	(5.2)	(19.2)	8.1	14.0	(27.3)
Adjusted net earnings (loss)(1)	(36.3)	339.6	393.1	(375.9)	(53.5)
Basic EPS	(1.14)	1.27	1.66	(2.41)	(0.39)
Diluted EPS	(1.14)	1.27	1.66	(2.41)	(0.39)
Adjusted diluted EPS(1)	(0.18)	1.66	1.86	(1.84)	(0.20)
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The net loss and adjusted net loss incurred in fiscal 2020 compared to net earnings and adjusted net earnings generated in fiscal 2019 was largely due to the economic downturn which resulted from the negative effects of the global COVID-19 pandemic that led to an operating loss and a significant decline in adjusted operating income in 2020.

Fiscal 2019 compared to fiscal 2018
The decline in net earnings and diluted EPS for fiscal 2019 compared to fiscal 2018 was due to the lower operating income and higher financial expenses, partly offset by lower income taxes resulting from the tax recoveries described in subsection 5.4.9 entitled "Income taxes" in this MD&A. The declines in diluted EPS and adjusted diluted EPS were partially offset by the benefit of a lower year-over-year share count from Company repurchases of shares under its share repurchase program.

5.5 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Jan 3, 2021	Sep 27, 2020	Jun 28, 2020	Mar 29, 2020	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019	Mar 31, 2019

Net sales	690.2	602.3	229.7	459.1	658.7	739.7	801.6	623.9
Net earnings (loss)	67.4	56.4	(249.7)	(99.3)	32.5	104.9	99.7	22.7
Net earnings (loss) per share
Basic(1)	0.34	0.28	(1.26)	(0.50)	0.16	0.51	0.49	0.11
Diluted(1)	0.34	0.28	(1.26)	(0.50)	0.16	0.51	0.49	0.11
Weighted average number of shares outstanding (in ‘000s)
Basic	198,362	198,257	198,201	198,624	201,407	203,684	204,960	206,595
Diluted	198,403	198,304	198,201	198,624	201,593	204,263	205,520	207,057
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.1 Seasonality and other factors affecting the variability of results and financial condition
Fiscal 2020 was an unprecedented year due to the effects of the COVID-19 pandemic that had a significant effect on global economies. Our results of operations for the year end January 3, 2021 were negatively impacted by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives" and in this section 5, and consequently net sales, including factors affecting net sales such as product-mix and customer replenishment patterns, as well as the Company's inventory levels and cash flow generation, did not follow historical patterns of seasonality.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. The Company incurred a net loss in the first quarter of fiscal 2020 due to charges relating to the impairment of its hosiery CGU of $94 million and the impairment of trade accounts receivable of $21 million triggered by the impact of the pandemic. The Company also incurred a net loss in the second quarter of fiscal 2020, as sales volumes were significantly impacted by the meaningful demand downturn as a result of the impact of the COVID-19 pandemic, which resulted in negative POS for our products and prompted significant inventory destocking by distributors as they serviced demand and managed working capital needs by drawing down their inventory levels. We also reported negative gross margins in the second quarter of fiscal 2020 primarily as a result of Back to Basics-related charges, including the impact of a sales discount accrual of $25 million and various costs and charges relating to the economic impacts of the COVID-19 pandemic. These costs and charges included $86 million of unabsorbed fixed manufacturing costs while production facilities were idle or operating well below normal capacity levels, $61 million in inventory provisions and other asset impairments charges, and $25 million for the unwinding of excess commodity derivative hedges and cotton purchase commitments. Sales volumes and gross profits in the third quarter of fiscal 2020 continued to be down year-over-year due to the continuing economic impacts of the pandemic. In the fourth quarter of fiscal 2020, net sales were higher year-over-year, as the decline in POS in imprintable channels due to the current COVID-related demand environment was more than offset by the benefit of the non-recurrence of distributor destocking that occurred in the fourth quarter of fiscal 2019. Net earnings in the fourth quarter of fiscal 2020 included inventory charges of $26 million in connection with our strategic product line initiative and $6 million for the discontinuance of PPE SKUs, compared to a $55 million inventory charge in the fourth quarter of fiscal 2019 for our strategic product line initiative. The fourth quarter results for fiscal 2020 also included an insurance gain of $9.6 million, as noted in footnote 3 to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 of this MD&A.

GILDAN 2020 REPORT TO SHAREHOLDERS 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in section 11 entitled “Financial risk management” in this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.6 Fourth quarter operating results

For the three months ended	January 3, 2021	December 29, 2019
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	690.2	658.7	31.5	4.8%
Gross profit	155.5	118.2	37.3	31.6%
Adjusted gross profit(1)	178.1	173.2	4.9	2.8%
SG&A expenses	71.9	76.5	(4.6)	(6.0)%
Impairment of trade accounts receivable	0.5	1.4	(0.9)	(64.3)%
Restructuring and acquisition-related costs	4.3	16.0	(11.7)	(73.1)%
Operating income	78.8	24.3	54.5	n.m.
Adjusted operating income(1)	105.7	95.3	10.4	10.9%
Adjusted EBITDA(1)	145.3	128.2	17.1	13.3%
Financial expenses	13.1	9.5	3.6	37.9%
Income tax recovery	(1.7)	(17.8)	16.1	(90.4)%
Net earnings	67.4	32.5	34.9	n.m.
Adjusted net earnings(1)	90.0	83.4	6.6	7.9%
Basic EPS	0.34	0.16	0.18	n.m.
Diluted EPS	0.34	0.16	0.18	n.m.
Adjusted diluted EPS(1)	0.45	0.41	0.04	9.8%
Gross margin	22.5%	17.9%	n/a	4.6 pp
Adjusted gross margin(1)	25.8%	25.6%	n/a	0.2 pp
SG&A expenses as a percentage of sales	10.4%	11.6%	n/a	(1.2) pp
Operating margin	11.4%	3.7%	n/a	7.7 pp
Adjusted operating margin(1)	15.3%	14.1%	n/a	1.2 pp
Diluted weighted average number of common shares outstanding (in ‘000s)	198,403	201,593	n.m.	n.m.
n.m. = not meaningful
n/a - not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales for the fourth quarter ending January 3, 2021 of $690.2 million were up 4.8% compared to the fourth quarter of fiscal 2019, consisting of activewear sales of $537.9 million, up 11.3%, and sales of $152.3 million in the hosiery and underwear category, down 13.0% compared to the prior year quarter. Increased activewear sales reflected favourable imprintables product-mix, higher imprintables volume growth in North America, and higher unit sales of activewear through retail channels, partly offset by lower international shipments. Imprintables volume growth in North America was primarily due to the benefit of the non-recurrence of distributor de-stocking that occurred in the fourth quarter last year, partly offset by a decline in POS due to the current COVID-related demand environment which also affected international markets. While imprintables POS in North America was down compared to last year, we were pleased to see sequential improvement in sell-through trends, with POS in the quarter down on average less than 10% year-over-year, better than the 15% to 20% POS decline we saw in the third quarter this year. The decline in hosiery and underwear sales was driven entirely by lower sales of socks, a category that has been more heavily impacted by the current pandemic environment, particularly within national chains and department stores, as well as sports specialty channels. Underwear sales were up 20% in the quarter, significantly outpacing industry demand and reflecting continued market share gains with our private label men’s underwear program, as well as with our own branded underwear products.

GILDAN 2020 REPORT TO SHAREHOLDERS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported gross margin in the fourth quarter of fiscal 2020 was 22.5% compared to gross margin of 17.9% in the fourth quarter of fiscal 2019. Before reflecting inventory charges largely in connection with our strategic product line initiatives in both years and a net insurance gain recognized in the fourth quarter of fiscal 2020, adjusted gross margin totaled 25.8%, up 20 basis points compared to adjusted gross margin of 25.6% in the fourth quarter of fiscal 2019. The year-over-year increase was mainly due to stronger imprintables product-mix, lower raw material costs and manufacturing efficiencies from our Back to Basics initiatives, partly offset by lower net selling prices and COVID-related and other period costs. On a sequential basis, adjusted gross margin improved significantly, up 330 basis points compared to the third quarter of fiscal 2020 largely due to stronger product-mix and lower COVID-related period costs.

During the fourth quarter, as part of our Back to Basics efforts, we conducted a comprehensive retail product line review and consequently incurred an inventory charge of $26 million. We also recorded a charge of approximately $6 million related to the discontinuance of PPE SKUs. Further, a net gain of $9.6 million in the quarter was recorded for insurance recoveries accrued to date net of costs incurred due to the impact of the hurricanes on our business operations.

SG&A expenses for the fourth quarter of fiscal 2020 of $71.9 million or 10.4% of sales were down $4.6 million, or 6.0%, compared to $76.5 million, or 11.6% of sales, for the same quarter in fiscal 2019. The year-over-year reduction primarily reflected benefits of our cost containment efforts.

Operating income of $78.8 million in the fourth quarter of fiscal 2020 was up from $24.3 million for the same quarter last year. On an adjusted basis, before reflecting restructuring and acquisition-related costs and charges related to our product line initiatives in both years, as well as the charge for the discontinuance of PPE SKUs and the net insurance gain recognized in the fourth quarter this year, we generated adjusted operating income of $105.7 million, up from $95.3 million last year. The increase was due to higher sales, higher adjusted gross margin and lower SG&A expenses. Net financial expenses of $13.1 million were up $3.6 million over the prior year quarter, mainly due to fees incurred in connection with the amendments made to our long-term debt facilities earlier this year and the impact of foreign exchange. Consequently, we reported net earnings of $67.4 million, or $0.34 per diluted share, for the fourth quarter of fiscal 2020 and adjusted net earnings of $90.0 million, or $0.45 per diluted share, compared to net earnings of $32.5 million, or $0.16 per diluted share, and adjusted net earnings of $83.4 million, or $0.41 per diluted share, respectively, in the fourth quarter last year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	January 3, 2021	December 29, 2019
(in $ millions)			Variation

Cash and cash equivalents	505.3	64.1	441.2
Trade accounts receivable	196.5	320.9	(124.4)
Income taxes receivable	4.6	—	4.6
Inventories	728.0	1,052.1	(324.1)
Prepaid expenses, deposits and other current assets	110.1	77.1	33.0
Accounts payable and accrued liabilities	(343.7)	(406.6)	62.9
Current portion of lease obligations	(15.9)	(14.5)	(1.4)
Income taxes payable	—	(1.3)	1.3
Total working capital	1,184.9	1,091.8	93.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The increase in cash and cash equivalents mainly reflects the free cash flow generated during fiscal 2020, and the net increase in long-term debt consisting of the proceeds from the new $400 million term loan (as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”) less cash used to fully pay down the Company's revolving long-term bank credit facility.

•The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of lower days sales outstanding primarily as a result of tighter payment terms, lower sales in the second half of the fourth quarter of fiscal 2020 as compared to the second half of the fourth quarter of fiscal 2019, and a higher allowance for expected credit losses as described in section 5.4.4 of this MD&A, partially offset by a lower amount of offsets for accruals for sales discounts compared to the end of fiscal 2019.

GILDAN 2020 REPORT TO SHAREHOLDERS 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

•The decrease in inventories during fiscal 2020 was due to planned reductions of inventories as part of working capital management initiatives, and also reflects the impact of inventory provisions in fiscal 2020, lower production volumes due to the production interruptions caused by two hurricanes which impacted the Company’s operations in Central America in November and December 2020, and lower fiber costs.

•The increase in prepaid expenses, deposits and other current assets is mainly due to accrued insurance recoveries to date of $61 million (net of a $50 million advance received in December 2020) relating to the losses incurred from the two hurricanes which impacted the Company’s operations in Central America in November and December 2020, partially offset by the collection of miscellaneous receivables shortly after the end of fiscal 2019.

•The decrease in accounts payable and accrued liabilities is mainly due to the impact of lower raw material and other purchases resulting from lower production levels in the fourth quarter of fiscal 2020 compared to the fourth quarter of fiscal 2019, partially offset by higher derivative financial instrument liabilities.

•Working capital was $1,184.9 million as at January 3, 2021, compared to $1,091.8 million as at December 29, 2019. The current ratio at the end of fiscal 2020 was 4.3, compared to 3.6 at the end of fiscal 2019.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

	Property, plant	Right-of-use	Intangible
(in $ millions)	and equipment	assets	assets	Goodwill

Balance, December 29, 2019	995.0	73.5	383.9	227.9
Net capital additions	42.6	16.4	3.2	—
Depreciation and amortization	(108.5)	(14.7)	(20.4)	—
Disposals	(26.3)	—	(4.0)	—
Write-downs and impairments	(6.0)	(15.9)	(72.8)	(21.3)
Balance, January 3, 2021	896.8	59.3	289.9	206.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Additions to property, plant and equipment were primarily for expenditures related to textile manufacturing and yarn-spinning initiatives. Disposals and write-downs and impairments related mainly to equipment losses incurred as a result of two hurricanes which impacted the Company’s operations in Central America in November 2020.

•The decrease in right-of-use assets mainly reflects the impact of depreciation as well as accelerated depreciation for the closed yarn-spinning plant lease, partially offset by manufacturing and distribution facility lease renewals entered into during the year ended January 3, 2021.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $94.0 million decrease in intangible assets mainly reflects the impairment charge of $72.8 million taken relating to the Hosiery CGU during the first quarter of fiscal 2020 and amortization of $20.4 million.

•The $21.3 million decrease in goodwill reflects the impairment charge taken relating to the Hosiery CGU during the first quarter of fiscal 2020.

GILDAN 2020 REPORT TO SHAREHOLDERS 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.3 Other non-current assets and non-current liabilities

	January 3, 2021	December 29, 2019
(in $ millions)			Variation

Deferred income tax assets	17.7	9.9	7.8
Other non-current assets	6.0	6.7	(0.7)
Long-term debt	(1,000.0)	(845.0)	(155.0)
Lease obligations	(66.6)	(67.0)	0.4
Other non-current liabilities	(35.9)	(42.2)	6.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•The increase in deferred tax assets relates to the deferred portion of the tax provision in fiscal 2020.

•Other non-current liabilities include provisions and employee benefit obligations. The decrease results mainly from a reduction in the obligation for statutory severance benefits for employees primarily located in the Caribbean Basin and Central America as a result of headcount reductions and the impact of changes in actuarial assumptions.

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

(in $ millions)	2020	2019	Variation

Net earnings (loss)	(225.3)	259.8	(485.1)
Adjustments to reconcile net earnings to cash flows from operating activities(1)	297.8	175.5	122.3
Changes in non-cash working capital balances	342.5	(74.3)	416.8
Cash flows from operating activities	415.0	361.0	54.0
(1) Includes depreciation and amortization of $147.2 million (2019 - $156.8 million) and impairment of goodwill and intangible assets of $94.0 million (2019 - nil).
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows from operating activities were $415.0 million in fiscal 2020, compared to $361.0 million in fiscal 2019. Operating cash flows were mainly impacted in fiscal 2020 by lower net earnings (after adding back non-cash earnings charges, including the $94.0 million impairment charge taken relating to the Hosiery CGU), which was more than offset by a decrease in non-cash working capital, compared to an increase in non-cash working capital in fiscal 2019 as explained below.

•The net decrease in non-cash working capital was $342.5 million in fiscal 2020, compared to a net increase of $74.3 million during fiscal 2019. The decrease in non-cash working capital compared to an increase in the same period last year was mainly due to a decrease in inventories and trade accounts receivable in fiscal 2020 compared to an increase in fiscal 2019, partially offset by a decrease in accounts payable and accrued liabilities in fiscal 2020 compared to an increase in fiscal 2019.

GILDAN 2020 REPORT TO SHAREHOLDERS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.2 Cash flows from (used in) investing activities

(in $ millions)	2020	2019	Variation

Purchase of property, plant and equipment	(50.7)	(128.7)	78.0
Purchase of intangible assets	(7.7)	(11.6)	3.9
Business acquisitions	—	(1.3)	1.3
Proceeds on disposal of property, plant and equipment	0.8	5.8	(5.0)
Cash flows used in investing activities	(57.6)	(135.8)	78.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash used in investing activities during fiscal 2020 was lower compared to fiscal 2019 due to less capital spending, including the impact of non-critical capital expenditure deferrals as a result of the COVID-19 pandemic.

•Capital expenditures during fiscal 2020 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

•Cash flows for business acquisitions during fiscal 2019 relate to the payment of the final amounts due in connection with the acquisition of a U.S.-based ring-spun yarn manufacturer in July 2017.

7.3 Free cash flow

(in $ millions)	2020	2019	Variation

Cash flows from operating activities	415.0	361.0	54.0
Cash flows used in investing activities	(57.5)	(135.8)	78.3
Adjustment for:
Business acquisitions	—	1.3	(1.3)
Free cash flow(1)	357.5	226.5	131.0
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•For fiscal 2020, the year-over-year increase in free cash flow of $131.0 million was mainly due to favourable changes in working capital and lower cash flows used in investing activities as compared to fiscal 2019, partially offset by the cash impact of lower net earnings, as explained in sections 7.1 and 7.2 of this MD&A.

GILDAN 2020 REPORT TO SHAREHOLDERS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

(in $ millions)	2020	2019	Variation

(Decrease) increase in amounts drawn under revolving long-term bank credit facilities	(245.0)	176.0	(421.0)
Proceeds from term loan	400.0	—	400.0
Payment of lease obligations	(15.4)	(13.5)	(1.9)
Dividends paid	(30.6)	(110.3)	79.7
Proceeds from the issuance of shares	2.9	10.3	(7.4)
Repurchase and cancellation of shares	(23.2)	(257.2)	234.0
Share repurchases for settlement of non-Treasury RSUs	(2.6)	(7.0)	4.4
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(2.6)	(6.0)	3.4
Cash flows from (used in) financing activities	83.5	(207.7)	291.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows from financing activities for fiscal 2020 mainly reflect proceeds from the new term loan of $400.0 million, partially offset by repayments of $245.0 million on our revolving long-term bank credit facility, the payment of dividends, and the repurchase and cancellation of common shares under NCIB programs during the first quarter of fiscal 2020 as discussed in section 8.5 of this MD&A. For fiscal 2019, cash flows used in financing activities mainly reflected the cash inflows of $176.0 million from funds drawn on our revolving long-term bank credit facility, which was more than offset by the repurchase and cancellation of common shares under previous NCIB programs and the payment of dividends. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The Company declared a cash dividend of $0.154 per share in February 2020 for an aggregate payment of $30.6 million which was paid on April 6, 2020. During fiscal 2019, the Company paid dividends of $110.3 million. The year-over-year decrease in the dividend is due to the suspension of the quarterly dividend announced in April 2020 as described in sections 8.1 and 8.4 of this MD&A.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We have funded our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use has been to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for allocating capital have been for the support of dividends and for complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. Due to the current economic environment resulting from the global COVID-19 pandemic, the Company was not within its net debt leverage ratio target range at the end of fiscal 2020.

In light of the current economic environment that is being affected by factors related to the COVID-19 pandemic, including its effect on our business, we have implemented actions to preserve cash and enable us to be well-positioned from a liquidity perspective to manage through the current environment, as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives” and subsection 11.2 of this MD&A entitled "Liquidity risk". Actions which specifically relate to our capital allocation framework include deferring non-critical capital expenditures and business acquisitions, suspending share repurchases under our NCIB programs, and suspending our quarterly cash dividend. In addition, the Company secured additional financing on April 6, 2020 and amended its various loans and note agreements on June 26, 2020 as described in section 8.2 below.

GILDAN 2020 REPORT TO SHAREHOLDERS 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net indebtedness
The Company's long-term debt as at January 3, 2021 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		January 3, 2021	December 29, 2019
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3% (2)	2.3%	—	245	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly (3)	2.6%	300	300	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly (3)	2.6%	400	—	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100	100	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4)	2.7%	50	50	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100	100	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4)	2.9%	50	50	August 2026
		1,000	845
(1)Represents the effective interest rate for the year ended January 3, 2021, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $7.2 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The increase in long-term debt from December 29, 2019 reflects the proceeds from the new April 2020 term loan of $400 million offset by repayments of $245 million on our revolving long-term bank credit facility. In addition, as at January 3, 2021, the Company had an additional $60 million available under various undrawn overdraft facilities.

On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility.

GILDAN 2020 REPORT TO SHAREHOLDERS 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

The amendments effect changes to certain provisions and covenants under the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), as follows:

•An increase in the maximum Total Net Debt to EBITDA Ratio (ratio of the Company’s total debt to EBITDA for the preceding four fiscal quarters) from 3.25 to 1.00 to (i) 3.50 to 1.00 for the fiscal quarter ending September 27, 2020, (ii) 4.50 to 1.00 for the fiscal quarter ending January 3, 2021, (iii) 4.50 to 1.00 for the fiscal quarter ending April 4, 2021, and (iv) 3.50 to 1.00 for the fiscal quarter ending July 4, 2021 and at all times thereafter;
•A decrease in the minimum Interest Coverage Ratio (ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense) from 3.50 to 1.00 to 3.00 to 1.00 for all periods;
•The computation of EBITDA for purposes of the Total Net Debt to EBITDA Ratio and Interest Coverage Ratio calculations was adjusted to exclude the financial results of the fiscal quarter ending June 28, 2020 and annualizing the three other fiscal quarters included in the twelve-month measurement period to arrive at a twelve-month trailing EBITDA ending on the date on which the ratios are calculated, and to limit the amount of adjustments made in the computation of EBITDA;
•Dividends and share repurchases are not permitted during the covenant relief period, except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00;
•Maintain a minimum available liquidity of at least $400 million;
•Total investments, capital expenditures, and acquisitions, cannot exceed $100 million in the aggregate during the covenant relief period, unless certain liquidity thresholds are met;
•Sales of assets cannot exceed $25 million;
•Incurrence of new indebtedness cannot exceed $100 million; and
•Inclusion of customary anti-cash hoarding provisions.

During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities will increase by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders will receive an increase of 125 basis points per year (payable quarterly) during the covenant relief period (which is recorded in bank and other financial charges for fiscal 2020), unless the Company is in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments are included in bank and other financial charges for fiscal 2020.

The Company was in compliance with all amended financial covenants at January 3, 2021 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. However, if economic conditions caused by the COVID-19 pandemic were to meaningfully worsen, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements.

(in $ millions)	January 3, 2021	December 29, 2019
Long-term debt and bank total indebtedness	1,000.0	845.0
Lease obligations	82.5	81.5
Total indebtedness(1)	1,082.5	926.5
Cash and cash equivalents	(505.3)	(64.1)
Net indebtedness(1)	577.2	862.4
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at January 3, 2021 was 3.5 times (December 29, 2019 - 1.6 times), which was above the range of its previously communicated fiscal year-end target net debt leverage ratio range of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

	January 3, 2021	December 29, 2019
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	165.1	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	165.1	548.1
Net indebtedness(1)	577.2	862.4
Net debt leverage ratio(1)(2)	3.5	1.6
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 3, 2021.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios defined in the various loan and note agreements (and their amendments) vary from the definition of the Company’s non-GAAP financial measure “net debt leverage ratio” and “adjusted EBITDA” as presented in this MD&A in several respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, and the exclusion of the financial results of the fiscal quarter ending June 28, 2020, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.3 at the end of fiscal 2020.

The Company expects to resume investments in 2021 with projected capital expenditures running in the range of 4% of sales, including our major capacity expansion project in Bangladesh. We expect that our cash balances and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity over the next twelve months in the current economic environment. Refer to section 11.2 of this MD&A for an update on the Company’s liquidity risk.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data
Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 19, 2021, there were 198,422,935 common shares issued and outstanding along with 3,519,127 stock options and 38,540 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

GILDAN 2020 REPORT TO SHAREHOLDERS 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.4 Declaration of dividend
In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. The Company’s previously declared dividend of $0.154 per share for an aggregate payment of $30.6 million was paid on April 6, 2020.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, dividends are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the declaration of future quarterly cash dividends.

8.5 Normal course issuer bid (NCIB)
On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. On February 19, 2020, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares.

During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and the balance was charged to retained earnings. In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases until further notice. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, share repurchases are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the resumption of future NCIB programs and share repurchases.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations as to our outlook for fiscal 2021 is contained in our earnings results press release dated February 25, 2021 under the section entitled “Current market environment”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

GILDAN 2020 REPORT TO SHAREHOLDERS 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. The disclosures under this section, in conjunction with the information in note 14 to the 2020 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2020 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions, including as is being observed during the current COVID-19 pandemic as explained in more detail below. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at January 3, 2021, trade accounts receivables being serviced under a receivables purchase agreement amounted to $145.2 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at January 3, 2021, the Company’s ten largest trade debtors accounted for 76% of trade accounts receivable; the largest of which accounted for 23%. The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

GILDAN 2020 REPORT TO SHAREHOLDERS 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in March of fiscal 2020, the Company observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration experienced by the Company was most significant at the onset of the pandemic and continued to varying degrees through the remainder of the year as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”. Accordingly, many of our customers initially saw a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. During the latter half of the second quarter of fiscal 2020, certain restrictions imposed by governments and public health organizations were lifted (some only partially), resulting in the reopening of retail store fronts, many with reduced operating hours, and gradual reopening of other sectors of economic activity. As a result, we started to see some economic recovery with sell-through trends for our products starting to partially recover as we progressed through the fiscal year. While many customers made payments on past due invoices during the third and fourth quarters, there still exists a significant amount of uncertainty regarding the impacts of the COVID-19 pandemic on the global economy particularly in light of the recent resurgence in the global number of infections, prompting renewed restrictions across various geographies as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives", and consequently on the Company’s exposure to credit loss. The Company continues to believe that its risk of credit loss for many customers increased during fiscal 2020 due to the COVID-19 pandemic, and this increased risk is reflected in the Company’s allowance for expected credit losses as discussed below. Overall, adverse changes in a customer’s financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to our earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

GILDAN 2020 REPORT TO SHAREHOLDERS 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	January 3, 2021	December 29, 2019

Trade accounts receivable by geographic area:
United States	167.1	263.8
Canada	11.2	20.9
Europe and other	18.2	36.2
Total trade accounts receivable	196.5	320.9

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	January 3, 2021	December 29, 2019

Not past due	173.4	301.2
Past due 0-30 days	16.5	7.6
Past due 31-60 days	4.4	5.3
Past due 61-120 days	5.9	3.3
Past due over 121 days	15.3	10.7
Trade accounts receivable	215.5	328.1
Less allowance for expected credit losses	(19.0)	(7.2)
Total trade accounts receivable	196.5	320.9

The increase in the past due amounts since the end of fiscal 2019 is primarily due to the adverse economic impacts of the COVID-19 pandemic on our customers’ sales volumes and collections, resulting in some of our customers deferring payment in order to manage liquidity in this environment. The Company has been working closely with these customers to agree on payment schedules for past due invoices and new shipping and payment terms for new orders in this environment, which has resulted in a significant decrease in past due amounts as compared to the first and second quarters of fiscal 2020.

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the continuance of the various levels of government support measures that have been announced. Many of our customers saw a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company increased its expected credit loss rates by reference to macroeconomic loss factors (such as observed and projected GDP decreases or market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who had initially requested extended payment terms on the Company’s previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. For the fiscal year ended January 3, 2021, impairment of trade accounts receivable had a $15.5 million impact on net earnings, reflecting an impairment in trade accounts receivable of $20.8 million in the first

GILDAN 2020 REPORT TO SHAREHOLDERS 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

quarter of fiscal 2020 due to the heightened credit risk caused by the COVID-19 pandemic, and an aggregate partial recovery in the impairment of trade accounts receivable of $5.3 million in the remainder of the fiscal year due to a decrease in trade accounts receivable balances. A 10% increase in the expected loss rate for all customers with a balance due as at January 3, 2021 would result in an $22 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

11.2 Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our future financing capability. In addition, our access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions resulting from the unprecedented nature of the COVID-19 pandemic and the continued destabilization of debt and equity markets.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2020 audited annual consolidated financial statements, and section 8.1 entitled "Capital allocation framework" in this MD&A. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

As a result of the major reduction in sales volumes that began in the second half of March 2020 and continued to varying degrees through the remainder of the year as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”, the Company initiated various pre-emptive measures that seek to minimize operating losses, preserve cash and enhance liquidity and maintain financial flexibility. These measures have included the following:

•Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment. Throughout the second quarter, we continued to manage and align our operations and inventory levels with the demand environment and kept the majority of our production facilities idle or operating at low levels, until resuming production at various operating levels across the majority of our facilities later in the quarter to align with improving demand and gradual lifting of shutdown restrictions. Entering the third quarter and continuing through to the end of fiscal 2020, our distribution centres were operational, initially at reduced capacity levels and adjusted in line with demand;
•Salaried workforce pay reductions or four-day workweeks were in effect from the end of March 2020 to the end of the second quarter of fiscal 2020;
•Headcount reductions to align with current and future demand requirements;
•Deferral of non-critical capital spend, discretionary expenses, and raw material receipts;
•Tight focus on working capital management;
•Additional long-term debt of $400 million secured on April 6, 2020;
•Suspension of the Company’s quarterly dividend and share repurchases under the Company’s NCIB program; and
•Amendment of the Company's loan and note agreements in order to modify the financial covenants, as described in section 8.2 of this MD&A.

GILDAN 2020 REPORT TO SHAREHOLDERS 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at January 3, 2021, our available liquidity was $1.56 billion, representing the sum of cash and cash equivalents, the undrawn portion of our unsecured revolving long-term bank credit facility, and the undrawn portion of various overdraft facilities. To stress test the adequacy of our liquidity over the next twelve months, the Company has prepared and assessed financial models which take into account various financial scenarios depending on the duration of the government-imposed containment measures, the efficacy and speed of vaccine rollout, and related impacts on the economy in the countries in which the Company and its customers operate, ranging from a phased reopening of the economy to a more conservative scenario with a slower reopening of economies over the next twelve months as a result of the recent resurgence of COVID-19 infections and the re-implementation of various government containment measures. Based on these financial models, which incorporate the above measures, and the Company’s current cash position and available lines of credit, the Company expects to have sufficient liquidity to support its operations over the next twelve months. The Company also believes that it will continue to comply with all of its amended financial covenants under the terms of its revolving facility, both term loan facilities, and notes during this period. However, if economic conditions caused by the COVID-19 pandemic meaningfully worsen, including prolonged government mandated shutdowns in the midst of a sustained level of COVID-19 infections, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements. There can be no assurance that the Company will be able to secure such additional amendments or waivers from its lenders in the future or to cure any potential defaults should such a situation arise. Any such additional amendments or waivers may impose further restrictions on the Company’s ability to declare dividends and to implement share repurchases and business acquisitions, as well as other restrictive covenants. Accordingly, and for other potential reasons, including the Company’s overall approach to managing its liquidity, there is no assurance that the Company will reinstate its quarterly dividend or resume share repurchases under its NCIB during the next twelve months or be able to finance any business acquisition opportunities that may arise during this period. The Company will continue to monitor the situation as it unfolds and will seek to adjust its approach accordingly. See section 8.0 entitled “Liquidity and Capital Resources” in this MD&A.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at January 3, 2021.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued liabilities	343.7	343.7	343.7	—	—	—
Long-term debt(1)	1,000.0	1,000.0	—	550.0	300.0	150.0
Purchase and other obligations	—	289.3	215.4	59.3	14.6	—
Lease obligations	82.5	97.3	20.6	27.8	17.9	31.0
Total contractual obligations	1,426.2	1,730.3	579.7	637.1	332.5	181.0
(1) Excluding interest

As disclosed in note 23 to our 2020 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2021, the maximum potential liability under these guarantees was $54.6 million, of which $10.5 million was for surety bonds and $44.1 million was for financial guarantees and standby letters of credit.

GILDAN 2020 REPORT TO SHAREHOLDERS 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.3 Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka, as well as in Canadian dollars. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at January 3, 2021, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2020 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings, as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2020 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at January 3, 2021 arising from financial instruments:

					January 3, 2021
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Cash and cash equivalents	6.0	3.9	4.2	3.8	6.4	2.7	2.9	0.6	0.4
Trade accounts receivable	11.3	—	—	2.7	2.4	3.0	—	4.2	0.2
Prepaid expenses, deposits and other current assets	1.7	—	0.3	—	2.5	0.1	0.9	0.7	—
Accounts payable and accrued liabilities	(16.5)	(1.6)	(2.7)	(0.4)	(1.6)	(2.2)	(3.5)	—	(0.4)

GILDAN 2020 REPORT TO SHAREHOLDERS 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

			For the year ended January 3, 2021
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Impact on earnings before income taxes	(0.1)	(0.1)	(0.1)	(0.3)	(0.5)	(0.2)	—	(0.3)	—
Impact on other comprehensive income before income taxes	0.9	2.2	2.0	0.3	0.4	—	—	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended January 3, 2021 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton and polyester fibers would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2020, the Company entered into commodity derivative contracts as described in note 14 to the 2020 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and our purchased costs, we did not experience any significant ineffectiveness on our hedges, other than as disclosed in note 14(d) to the 2020 audited annual consolidated financial statements. We refer the reader to note 14 to the 2020 audited annual consolidated financial statements for details of all our derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $275 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting.

GILDAN 2020 REPORT TO SHAREHOLDERS 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

As our floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, the anticipated changes to LIBOR after 2021 could impact the cost of our variable rate indebtedness. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. It is likely that banks will not continue to provide submissions for the calculation of LIBOR after 2021 and possible that they may not provide submissions before then. It is impossible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what effects any changes to LIBOR or the transition to alternative reference rates may have on variable rate indebtedness or on our business, financial condition, or results of operations. The consequence of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness. If LIBOR rates are no longer available or viewed as an acceptable market benchmark, and we and our lenders negotiate the substitution of reference rates in our debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under our floating rate debt, we may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates.

Based on the value of interest-bearing financial instruments during the year ended January 3, 2021, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $3.8 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2020 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

GILDAN 2020 REPORT TO SHAREHOLDERS 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated.

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the continuance of the various levels of government support measures that have been announced. Many of our customers experienced a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company increased its expected credit loss rates by reference to macroeconomic loss factors (such as observed and projected GDP decreases or market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who had initially requested extended payment terms on the Company’s previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. A 10% increase in the expected loss rate for all customers with a balance due as at January 3, 2021 would result in an $22 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written-down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 3, 2021, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $5.3 million, with a corresponding adjustment to

GILDAN 2020 REPORT TO SHAREHOLDERS 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended January 3, 2021 for additional details on the recoverability of the Company’s cash-generating units.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2020 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2019 audited annual consolidated financial statements, except as described below.

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements.

GILDAN 2020 REPORT TO SHAREHOLDERS 40

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended January 3, 2021 and have not been applied in preparing the audited annual consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Interest Rate Benchmark Reform
On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company has floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $800 million outstanding as at January 3, 2021, a portion of which is hedged with $275 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges. The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019).

On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. Earlier application is permitted. There is no expected impact of the amendment on the Company's consolidated financial statements upon its initial adoption date (January 4, 2021) as the Company has not made any modifications as a direct consequence of the IBOR reform to date. The Company, its lenders, and its counterparties will negotiate the substitution of reference rates in its debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under its floating rate debt as part of its next extension amendments. In addition, the Company and its counterparties under interest rate swap agreements will negotiate the substitution of reference rates in such agreements at that time. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

GILDAN 2020 REPORT TO SHAREHOLDERS 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of January 3, 2021 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 3, 2021.

15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 3, 2021, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 3, 2021.

GILDAN 2020 REPORT TO SHAREHOLDERS 42

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 3, 2021.

15.3 Changes in internal control over financial reporting
There have been no changes that occurred during the period beginning on September 28, 2020 and ended on January 3, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. Although we are currently selling fashion basics in North America and we have been growing our sales of imprintables in international markets, we may not be successful in further increasing our penetration in these markets, as the required skill set, capabilities, and brand positioning to do so may be different than those the Company possesses or has the ability to develop. Our sales growth opportunities may be limited or negatively impacted by customers, including wholesale distributors and retailers pursuing growth of their own private label offerings that we do not supply which ultimately compete against our own brands. With the rising trend of retailers shifting focus to proprietary private label offerings, our growth prospects may be limited or negatively impacted if we are unsuccessful in securing these types of private label programs. Our financial performance may be negatively impacted if new business that we secure in existing or new channels of distribution has lower economic returns. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to grow our sales with, and service, major retailers' e-commerce businesses. From a manufacturing perspective, there can be no assurance that we will successfully add new capacity in Bangladesh or other regions, or that we will not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities required to support sales growth. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to pursue acquisition opportunities. Furthermore, we may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected benefits and synergies from such integration.
Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, shopping trends are also evolving, on-line shopping is growing rapidly, and e-commerce is further intensifying competition in the market as it facilitates competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions.

GILDAN 2020 REPORT TO SHAREHOLDERS 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009 or the novel COVID-19 coronavirus in 2020 (as described below), this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A.

The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March, the Company observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March continued through the remainder of fiscal 2020 to varying degrees, as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”.

Given the impact of these factors the Company began to close its manufacturing facilities starting on March 17, 2020, to ensure the safety of its employees and align its operations and inventory levels with the demand environment. The Company continued to manage and align its operations and inventory levels with the demand environment and kept the majority of its production facilities idle or operating at low levels of capacity during the second quarter. In line with improving demand and the lifting of shut down restrictions, the Company started to resume production at various operating levels across the majority of its facilities later in the second quarter. The Company has also taken other actions in response to the current environment, as indicated in section 3.0 of this MD&A. Although the gradual lifting of certain government restrictions is being observed, the timing of the removal of all government restrictions remains uncertain, as is the timing of resumption of sporting, entertainment, promotional and cultural events, school classes, and return to normal levels of travel. In fact, in response to the recent resurgence of COVID-19 infections, governments in various jurisdictions globally have renewed certain containment measures and shutdowns. Moreover, once the various containment measures are lifted, the timing of any economic recovery is uncertain and consumer behavior and preferences may vary significantly from the pre-pandemic environment, including willingness to engage in previous levels of discretionary spending, visit stores, malls and other public places where our customers operate, attend large social gatherings, and resume travel, which may adversely impact the end use demand for our products. Accordingly, we cannot predict the timing nor the extent of the resumption of our sales to historical levels.

The Company has experienced an operating loss during fiscal 2020, due to the deterioration of demand in our markets in this environment, the impact of production inefficiencies resulting from operating at production levels well below capacity, and the various charges impacting the Company as described in section 5.0 of this MD&A. If there is a prolonged economic downturn resulting from the COVID-19 pandemic, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur additional operating losses in subsequent fiscal quarters, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that

GILDAN 2020 REPORT TO SHAREHOLDERS 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

are disclosed in this MD&A and listed above, as well as liquidity risk and credit risk that are described in section 11.0 of this MD&A entitled “Financial Risk Management”.

The duration and full impact of the COVID-19 pandemic remains unknown at this time, as is the efficacy of existing and new government containment and stabilization measures and the efficacy and speed of the vaccine rollout. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty.

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2020, our top three customers accounted for 13.1%, 12.3%, and 10.4% (2019 - 13.8%, 18.6%, and 6.9%) of total sales respectively, and our top ten customers accounted for 56.5% (2019 - 59.4%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:
•a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
•a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
•a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics (such as COVID-19), information system failures or incidents, and other factors;
•further industry consolidation leads to greater customer concentration and competition; and
•a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

GILDAN 2020 REPORT TO SHAREHOLDERS 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:
•fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;
•pandemics, such as COVID-19 as described under the risk entitled "We may be negatively impacted by changes in general economic and financial conditions", or endemics
•political instability, social and labour unrest, human rights violations, war, or terrorism;

GILDAN 2020 REPORT TO SHAREHOLDERS 46

MANAGEMENT'S DISCUSSION AND ANALYSIS

•disruptions in port activities, shipping and freight forwarding services; and
•interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. In addition, we may not be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the U.S.-Mexico-Canada Agreement (USMCA), the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). In 2020, USMCA replaced the North American Free Trade Agreement (NAFTA), and more closely aligned textile and apparel rules of origin with those in CAFTA-DR. Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

GILDAN 2020 REPORT TO SHAREHOLDERS 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing duties or additional tariffs on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic law provides for the application of anti-dumping or countervailing duties on imports of products from certain countries into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty.

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Only Australia, Canada, Japan, Mexico, New Zealand, Singapore, and Vietnam have ratified and implemented CPTPP. Brunei, Chile, Malaysia, and Peru will not benefit until they complete their ratification processes. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations.

On June 23, 2016, the United Kingdom (“UK”) voted to leave the EU (“Brexit”). The transition period for the UK’s withdrawal ended on December 31, 2020, and the UK formally left the EU on January 1, 2021. The UK and EU will likely publish their positions for their future trade relationships early in 2021. While the UK has entered into continuity agreements with Central American and CARIFOROM trade partners and has officially published regulations governing the new UK Generalized System of Preferences program, the competitiveness or our supply chain in the UK and the EU could be negatively impacted if the UK fails to timely implement these agreements and programs.

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, Bangladesh may graduate from a least developed country to a developing country triggering a three-year grace period and then a reduction or loss of trade preferences for its imports into Canada, the EU, the United Kingdom, Japan, Australia, and other countries. Bangladesh’s reduction or loss of trade preferences and benefits may negatively affect our competitive position in some of the countries in which we sell our products.

GILDAN 2020 REPORT TO SHAREHOLDERS 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

Many Chinese imports into the United States are subject to additional trade remedy duties under Section 301 of the Trade Act of 1974. The items on Lists 3, 4A, and 4B under this action include textiles and apparel. Currently, goods on List 4A, which include many apparel articles, are subject to 7.5 percent additional duty. If China does not follow through on its commitments under the January 15, 2020 “Phase 1” agreement with the United States, however, List 4B tariffs could increase to 15 percent. These changes, or the imposition of any further duties on Chinese goods, could negatively impact our operations.

The United States has determined that the mass detention of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China constitutes forced labour and on January 12, 2021, announced the imposition of withhold release orders (WROs) on the shipment of products containing cotton from the XUAR. As part of these WROs, the U.S. Customs and Border Protection Agency are instructed to detain cotton products including apparel, textiles and other products containing cotton grown or produced by entities operating in the XUAR. On November 30, 2020, the U.S. announced several WROs on XUAR entities including a WRO on cotton and cotton products produced by the Xinjiang Production and Construction Corporation and its subordinate and affiliate entities. Other countries, including Canada and the UK are also looking more closely at forced labour violations. While we do not source product from the XUAR region and have taken increased actions to ensure our entire supply chain is free of any forced labour, there is nonetheless a risk of forced labour on products we source from third parties where we may not have complete visibility into their supply chain.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the program does not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. As the benefits of the RCEP are being gradually phased-in, it may negatively affect our competitive position in some of the countries in which we sell our products.

Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.
In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates a U.S. foreign trade zone (FTZ) at one of its distribution warehouses in North Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

GILDAN 2020 REPORT TO SHAREHOLDERS 49

MANAGEMENT'S DISCUSSION AND ANALYSIS

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could negatively impact our business. In addition, unilateral and multilateral sanctions on dealings with certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing.

These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit sharing (BEPS); changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; or other factors.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 3, 2021, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $57 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental and health and safety regulations
We are subject to various federal, state, and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

GILDAN 2020 REPORT TO SHAREHOLDERS 50

MANAGEMENT'S DISCUSSION AND ANALYSIS

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain that could have an adverse effect on our business.

Global climate change could have an adverse impact on our business
Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of acute weather-related events referred to in some of the risks in this section of the MD&A. In addition, longer-term chronic shifts in weather patterns may result in rising sea levels, or declining fresh water availability and quality, which could restrict the capacity and cost effectiveness of our textile operations and impact the cost and availability of our core raw materials such as cotton. The imposition of new laws and regulations regarding climate change can also impact our business, including an increase in environmental compliance costs and the cost of energy and transportation in our operations. We may be unable to recover higher operating costs resulting from global climate change through higher selling prices. Overall, the short-term and longer-term impacts of global climate change are uncertain, and could have an adverse effect on our business, results of operation, or financial condition.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
In 2020, to assist in combatting the COVID-19 pandemic, we temporarily leveraged our manufacturing facilities to manufacture and sell personal protective equipment (PPE), including both non-medical face masks and gowns, which may be subject to regulation as medical devices in the countries in which we do business. In reaction to the pandemic, the United States Food and Drug Administration (FDA) issued Enforcement Policies as well as umbrella Emergency Use Authorizations (EUAs) with respect to specified types of gowns and masks. Although we are still subject to FDA requirements for labeling and marketing claims, the Enforcement Policy and the EUAs suspend certain pre-market notification, registration, and other requirements. While these authorizations are in effect, we may also benefit from some product liability protection under the Public Readiness and Emergency Preparedness Act (PREP Act). FDA’s current enforcement posture and the PREP Act partially mitigate risk to Gildan of entering a new market, but we cannot eliminate risk in this dynamic environment. Most importantly, the Enforcement Policy and the EUAs apply only as long as the Covid-19 health emergency persists, and we do not know when FDA will terminate the emergency measures.
Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

GILDAN 2020 REPORT TO SHAREHOLDERS 51

MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ over 44,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales.

We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

GILDAN 2020 REPORT TO SHAREHOLDERS 52

MANAGEMENT'S DISCUSSION AND ANALYSIS

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security breaches or data privacy violations
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats and data privacy laws, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.

GILDAN 2020 REPORT TO SHAREHOLDERS 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business.

17.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2020 REPORT TO SHAREHOLDERS 54

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net earnings (loss)	67.4	32.5	(225.3)	259.8
Adjustments for:
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(2)	6.2	—	6.2	—
Net insurance gains(3)	(9.6)	—	(9.6)	—
Income tax expense (recovery) relating to the above-noted adjustments	0.9	(0.9)	(4.6)	(3.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(4)	(5.2)	(19.2)	(5.2)	(19.2)
Adjusted net earnings (loss)	90.0	83.4	(36.3)	339.6
Basic EPS	0.34	0.16	(1.14)	1.27
Diluted EPS	0.34	0.16	(1.14)	1.27
Adjusted diluted EPS	0.45	0.41	(0.18)	1.66
(1) Includes $29.2 million (2019 - $47.6 million) of inventory write-downs included in cost of sales and the $4.8 million (2019 - $7.4 million) gross profit impact of a sales return allowance for anticipated product returns, related to imprintables discontinued SKUs which reduced net sales by $11.2 million and cost of sales by $6.4 million (2019 - reduced net sales by $19.0 million and cost of sales by $11.6 million), and $26.0 million of inventory write-downs included in cost of sales related to retail discontinued SKUs, as part of the Company's strategic product line initiatives.
(2) During fiscal 2020, in collaboration with various government and customer efforts to help address shortages due to the COVID-19 pandemic, the Company temporarily leveraged its manufacturing capabilities to produce PPE products. This charge (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed.
(3) Net insurance gains are related to the two hurricanes which impacted the Company’s operations in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment and damaged inventory equal to their net book value, salary and benefits continuation for idle employees while production was interrupted, equipment repair and clean-up costs, and unabsorbed salary, benefits, and overhead costs, that resulted from the related production interruptions.
(4) Includes an income tax recovery of $5.2 million (2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Gross profit	155.5	118.2	249.1	704.5
Adjustment for:
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Adjusted gross profit	178.1	173.2	305.7	759.5

Gross margin	22.5%	17.9%	12.6%	24.9%
Adjusted gross margin(2)	25.8%	25.6%	15.3%	26.7%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2020 REPORT TO SHAREHOLDERS 56

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Operating income (loss)	78.8	24.3	(180.8)	289.0
Adjustment for:
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiatives(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Adjusted operating income	105.7	95.3	18.0	391.3

Operating margin	11.4%	3.7%	(9.1)%	10.2%
Adjusted operating margin(2)	15.3%	14.1%	0.9%	13.8%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net earnings (loss)	67.4	32.5	(225.3)	259.8
Restructuring and acquisition-related costs	4.3	16.0	48.2	47.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	55.0	60.0	55.0
Discontinuance of PPE SKUs(1)	6.2	—	6.2	—
Net insurance gains(1)	(9.6)	—	(9.6)	—
Depreciation and amortization	39.6	33.0	147.2	156.8
Financial expenses, net	13.1	9.5	48.5	39.2
Income tax recovery	(1.7)	(17.8)	(4.1)	(10.0)
Adjusted EBITDA	145.3	128.2	165.1	548.1
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 57

MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2020	2019

Cash flows from operating activities	415.0	361.0
Cash flows used in investing activities	(57.5)	(135.8)
Adjustment for:
Business acquisitions	—	1.3
Free cash flow	357.5	226.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	January 3, 2021	December 29, 2019
(in $ millions)

Long-term debt and total bank indebtedness	1,000.0	845.0
Lease obligations	82.5	81.5
Total indebtedness	1,082.5	926.5
Cash and cash equivalents	(505.3)	(64.1)
Net indebtedness	577.2	862.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company is above its target range at the end of fiscal 2020. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

	January 3, 2021	December 29, 2019
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	165.1	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	165.1	548.1
Net indebtedness	577.2	862.4
Net debt leverage ratio(1)	3.5	1.6
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 3, 2021. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 58

MANAGEMENT'S DISCUSSION AND ANALYSIS

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

	January 3, 2021	December 29, 2019
(in $ millions)

Average total assets	3,226.9	3,254.1
Average cash and cash equivalents	(354.7)	(59.6)
Average net deferred income taxes	(13.1)	(2.0)
Average accumulated amortization of intangible assets, excluding software	233.2	159.4
Average total current liabilities, excluding the current portion of lease obligations	(364.5)	(364.0)
Average net assets	2,727.8	2,987.9

(in $ millions, or otherwise indicated)	2020	2019

Adjusted net earnings (loss)	(36.3)	339.6
Financial expenses, net (nil income taxes in both years)	48.5	39.2
Amortization of intangible assets, excluding software (net of nil income taxes in both years)	14.3	17.3
Return	26.5	396.1
RONA	1.0%	13.3%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 59